Exhibit 99.2

Key Messages and Q&A: Roche / Spark Therapeutics transaction

Date: 25th of February, 2019

Approved spokespeople: Roche Media Relations, Severin Schwan (top-tier) and James Sabry

Key Messages

Transformational potential for patients of gene therapy and what Roche can bring to Spark Therapeutics’ research:

•	We believe gene therapy has transformational potential for patients, both in monogenic rare diseases and beyond. Our long-lasting commitment to making a difference for patients through innovative approaches has allowed us to build strong franchises and expertise in areas such as rare diseases, ophthalmology and neuroscience. We expect to leverage our late-stage clinical expertise, commercial capabilities and global reach to accelerate and maximize the value of Spark Therapeutics’ portfolio.

•	Our global research organizations will contribute significant expertise in protein engineering and optimization through our well-established biologics platform, a unique skillset that is highly complementary to Spark Therapeutics’ expertise in vectorology, transgene optimization, gene therapy translational medicine, manufacturing and development.

Spark Therapeutics to continue as an independent company in Philadelphia:

•	Our intention is for Spark Therapeutics to operate as an independent company and continue its revolutionary research in the field of Haemophilia gene therapies and other gene therapy fields.

•	Consistent with prior acquisitions by Roche, Spark Therapeutics will join the Roche Group as a dedicated gene therapy specialist in Philadelphia, where the Spark Therapeutics team, supported by Roche, will advance its position at the vanguard of gene therapy.

•	The Spark Therapeutics team includes highly regarded pioneers within gene therapy and they have succeeded in building a company with world-leading expertise and know-how from R&D and manufacturing through to commercialization. We are respectful of Spark Therapeutics’ heritage from Children’s Hospital of Philadelphia and its commitment to the local Philadelphia area. Following the transaction, we envision Spark Therapeutics being an independent gene therapy specialist company in Philadelphia within the Roche family.

•	We are confident that our companies share a similar culture and focus on the patient that will support a successful partnership where Spark Therapeutics is able to retain its focus on scientific, clinical. medical and manufacturing execution and connection to both its local community and patients.

•	Roche has a history of making successful acquisitions where we support investment in innovation (e.g., Genentech in San Francisco and more recently Foundation Medicine and Flatiron Health).

Spark Therapeutics is the first company that has successfully marketed a gene therapy product in the U.S. with Luxturna:

•	LUXTURNA® (voretigene neparvovec-rzyl) is a one-time gene therapy for patients with confirmed biallelic RPE65 mutation-associated retinal dystrophy, an inherited retinal disease (IRD). Children and adults living with IRD caused by biallelic RPE65 gene mutations nearly all progress to complete blindness.

•	Spark Therapeutics is experienced in setting up successful innovative pay-for-performance models for Luxturna in the U.S.

•	The Luxturna approval in the U.S. gives Spark Therapeutics a clear advantage over other gene therapy players since the company has established relationships with government and third-party payors and continues to work with them to develop novel contracts.

Haemophilia franchise with gene therapy and Hemlibra:

•	The acquisition of Spark Therapeutics, a Philadelphia, Pennsylvania based integrated biotechnology company focused on the discovery, development, manufacturing and delivery of innovative gene therapies with its lead clinical development product in Haemophilia A, will allow Roche to complement its Haemophilia portfolio which is currently driven by Roche’s Hemlibra franchise.

•	We believe that combining Spark Therapeutics’ gene therapy capabilities for the treatment of Haemophilia A with Roche’s Hemlibra franchise will create additional benefit for patients beyond current treatment options.

Q&A

Strategic rationale, motivation and financing

1.	Why is Roche acquiring Spark Therapeutics?

Spark Therapeutics represents an attractive opportunity for Roche to broaden and supplement our portfolio globally. With our commercial expertise and reach in the haematology market with Hemlibra and our world-class R&D and manufacturing capabilities, as well as global commercial footprint, we are ideally placed to further invest in and expand Spark Therapeutics’ broad product portfolio and address the high unmet medical need for patients and families living with genetic diseases.

2.	What are the terms of the deal?

Roche (SIX: RO, ROG; OTCQX: RHHBY) and Spark Therapeutics, Inc. (NASDAQ: ONCE) today announced they have entered into a definitive merger agreement for Roche to fully acquire Spark Therapeutics at a price of US$ 114.50 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 4.3 billion on a fully diluted basis. The per share price represents a premium of approximately 122% to Spark Therapeutics’ closing price on 22 February 2019 and a premium of approximately 19% to Spark Therapeutics’ 52 week high intraday share price on 9 July 2018. The merger agreement has been unanimously approved by the boards of Spark Therapeutics and Roche. Under the terms of the merger agreement, Roche will promptly commence a tender offer, to acquire all outstanding shares of Spark Therapeutics common stock, and Spark Therapeutics will file a recommendation statement containing the unanimous recommendation of the Spark Therapeutics board that Spark Therapeutics’ shareholders tender their shares to Roche.

3.	What is the difference between the equity value of US$ 4.8bn and the transaction value of US$ 4.3bn?

The equity value of approximately US$ 4.8bn includes approximately US$ 500 million of projected net cash expected at close.

4.	How does Roche intend to finance this transaction?

Financing is not a condition to the offer. Roche will finance this transaction by a combination of available funds and commercial paper.

5.	Will this transaction have an impact on Roche’s core EPS?

The transaction is not expected to have an impact on Roche's financial guidance for 2019. Longer term the impact on Roche's earnings outlook will depend on the success of Spark Therapeutics’ R&D pipeline.

6.	What conditions need to be met for this transaction to be completed? When will the deal close?

The closing of the tender offer will be subject to a majority of Spark Therapeutics’ outstanding shares being tendered in the tender offer. In addition, the transaction is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as other customary conditions. The closing of the transaction is expected to take place in the second quarter of 2019.

7.	Do Roche shareholders have to vote on this transaction?

Roche Board of Directors has approved the transaction. Approval by Roche’s shareholders is not required.

8.	What are the anticipated synergies of this transaction?

This transaction is not about cost synergies and we will keep Spark Therapeutics as an independent company. Together with the management of Spark Therapeutics, we will review how to most effectively collaborate across the value chain from discovery to commercialization, with a joint objective to enhance innovation, accelerate projects and bring novel medicines to patients.

9.	Do you anticipate any hurdles (such as SEC and/or antitrust authorities) in this transaction?

The transaction will require compliance with the rules and regulations of the SEC and is subject to compliance with the notification and waiting-period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions. We believe that these requirements can be satisfied and the closing of this transaction is expected to take place in the first half of 2019.

10.	Do you expect an impact on your 2019 guidance?

The Roche Group guidance on 2019 has been issued as part of the 2018 FY results announcement. Guidance for 2019 will not be affected by this transaction.

11.	Who were the financial advisors?

Citi is acting as Roche’s financial advisor and Centerview Partners is acting as financial advisor to Spark Therapeutics.

12.	Who were the legal advisors?

Davis Polk & Wardwell LLP is acting as legal counsel to Roche and Goodwin Procter LLP is acting as legal counsel to Spark Therapeutics.

13.	Does this signal a shift in strategy for Roche?

No. Innovation is at the core of everything we do. While we rely on our internal scientific expertise, we always remain flexible and follow the science as new insights become available. Gene therapy represents a new emerging modality that holds potential not only within Rare Diseases, but beyond in larger indications (e.g. ophthalmology and CNS disorders). With the aim to revolutionize the standard of care, we are always looking for first-in class opportunities to address diseases of unmet medical need.

14.	What is Roche’s partnering and acquisition strategy?

Roche is always searching for new innovation across all our main therapeutic areas that fit into our portfolio. We typically focus on partnering at an early stage to access innovative technologies and molecules; these partnering deals represent the vast majority of our transactions. Our acquisitions are usually in the small to mid-size range (up to a few billion USD) to access promising technologies and know-how.

15.	What other companies is Roche looking to acquire?

Roche typically focuses on partnering at an early stage to access innovative technologies and molecules; these partnering deals represent the vast majority of our transactions. Our acquisitions are usually in the small to mid-size range (up to a few billion USD) to access promising technologies and know-how and to complement our portfolio.

16.	Gene therapies are extremely expensive. What are your plans to make them more affordable to patients?

Roche follows a value-based pricing approach. The prices of our products reflect the benefits they deliver to patients, their families, payors and societies, as well as the costs required to sustain innovation and to continue to meet patient needs into the future. When setting prices of individual medicines, we consider a number of factors including the clinical benefit relative to available alternatives, the level of medical need addressed, and the ability of healthcare systems and individuals to afford our products.

17.	Will you be able to manufacture these gene therapies? Who will manufacture them and how?

Spark Therapeutics is expected to remain an independent company with responsibility for gene therapy manufacturing. Spark Therapeutics has the only FDA approved in-house gene therapy facility for the manufacturing of Luxturna and has secured additional capacity through strategic partnerships with Children’s Hospital of Philadelphia (CHOP) and Brammer Bio for other programs.

18.	Will you integrate the commercial operations of Spark Therapeutics into Genentech?

As a principal Spark Therapeutics will continue to operate independently. Together with the management of Spark Therapeutics, we will review how to most effectively commercialize future gene therapies, potentially leveraging Roche’s global commercial presence.

Spark Therapeutics in general

19.	What is Spark Therapeutics?

Spark Therapeutics is a fully integrated, commercial company committed to discovering, developing and delivering gene therapies. The company challenges the inevitability of genetic diseases, including blindness, haemophilia, lysosomal storage disorders and neurodegenerative diseases.

Founded in March 2013 as a result of the technology and know-how accumulated over two decades at Children’s Hospital of Philadelphia (CHOP), Spark Therapeutics’ commercialized product, Luxturna, and its investigational therapies have the potential to provide long-lasting effects, dramatically and positively changing the lives of patients with conditions where no, or only palliative, therapies exist. Greater understanding of the human genome and genetic abnormalities have allowed Spark Therapeutics’ scientists to tailor investigational therapies to patients suffering from very specific genetic diseases. This approach holds great promise in developing effective treatments to a host of inherited diseases.

Spark Therapeutics is headquartered in Philadelphia, Pennsylvania.

20.	How many people does Spark Therapeutics employ? Where?

Spark Therapeutics employs ~370 people, mainly in West Philadelphia.

21.	Which sites does Spark Therapeutics operate?

Spark Therapeutics is headquartered in Philadelphia. Spark Therapeutics is currently refurbishing a building in Philadelphia in close proximity to its current headquarters.

22.	Do you intend to restructure Spark Therapeutics after the takeover? How will Spark Therapeutics be integrated into Roche?

It is our intention to keep Spark Therapeutics as an independent gene therapy company based out of Philadelphia.

23.	Will you retain the Spark Therapeutics name?

Spark Therapeutics will retain the name and become a member of the Roche Group.

24.	What will happen with Spark Therapeutics’ gene therapy portfolio post-closing?

It is our intention to keep Spark Therapeutics as an independent gene therapy company based out of Philadelphia. Spark Therapeutics will continue investment in developing their gene therapy portfolio and we are committed to further increase investment and expand this commitment to gene therapies.

25.	Will the merger have any impact on the expansion plans in West Philadelphia?

We expect the acquisition will have no impact on Spark Therapeutics’ current footprint and planned expansion at One Drexel Plaza and we remain committed to the local Philadelphia community.

26.	Who will Spark Therapeutics report to?

Spark Therapeutics is expected to continue its operations in Philadelphia and become a member of the Roche Group. We are working through the governance structure of Spark Therapeutics post-closing, collaboratively with Spark Therapeutics’ leadership.

About Spark Therapeutics’ products and product pipeline

27.	What is gene therapy?

The goal of gene therapy is to treat or possibly prevent disease. Scientists have been investigating and evolving gene therapy for more than 50 years. One goal of gene therapy research is to determine whether a new or functional gene can be used to restore the function of, or inactivate, a mutated gene. Spark Therapeutics is using adeno-associated viral (AAV) vectors to advance research programs against strategically selected cell targets, for example, the retina, liver and central nervous system.

28.	What is Spark Therapeutics’ lead product and how does it work?

SPK-8011, an investigational gene therapy for haemophilia A, or factor VIII deficiency. Haemophilia A is a serious and rare inherited haematologic disorder, characterized by mutations in the factor VIII gene, which lead to deficient blood coagulation and an increased risk of bleeding or hemorrhaging.

The product is a novel bio-engineered AAV vector utilizing the AAV-LK03 capsid, also referred to as Spark200, and contains a codon-optimized human factor VIII gene under the control of a liver-specific promoter. The Food and Drug Administration (FDA) granted orphan-disease designation and breakthrough therapy designation in the U.S., while the European Commission has granted orphan designation to SPK-8011.

29.	Who can benefit from SPK-8011?

Patients who suffer from haemophilia A (factor VIII deficiency). The product is being studied in the Severe and Moderate patient setting (patients with factor VIII levels above 2% are excluded).

30.	What kind of clinical data is available? Please describe key findings of Phase II trials.

Preliminary Phase 1/2 data for investigational SPK-8011 for Spark Therapeutics show dramatic reductions in bleeds and infusions for first 12 participants with an encouraging safety profile as of 2nd November 2018 (data cutoff).

The 12 participants in the Phase 1/2 trial received a single administration of investigational SPK-8011, including two at a dose of 5x1011 vector genomes (vg)/kg body weight, three at a dose of 1x1012 vg/kg and seven at a dose of 2x1012 vg/kg. As of the 2nd November 2018 data cutoff, no inhibitors, no thrombotic events and no persistent or unresolved transaminase elevations have been observed across a cumulative 9.7 years of data follow-up. Across all three doses, beginning four weeks after vector infusion, there has been a 94-percent reduction in bleeds and a 95-percent reduction in factor VIII infusions.

Participants in the 5x1011 vg/kg and 1x1012 vg/kg dose cohorts have shown dramatic reductions in bleeds and infusions as well as stable factor VIII activity with up to 78 weeks of follow-up, with observation ongoing.

Among the five participants treated in the 2x1012 vg/kg cohort who did not experience an immune response-associated decline in factor VIII expression, beginning four weeks after vector infusion, there has been a 100-percent reduction in bleeds and a greater than 99-percent reduction in factor VIII infusions, with up to 46 weeks of follow-up.

31.	Clinical data for Spk-8011 has shown lower factor VIII expression levels than BioMarin’s BMN-270, which is ahead in Phase 3 - is that not a concern?

We believe that SPK-8011 is a differentiated product compared to BMN-270 and will provide patients with sufficient factor VIII levels to significantly reduce bleeds in a predictable (narrow range) and durable way (stable levels over time).

32.	What does the rest of Spark Therapeutics’ product pipeline look like?

Currently one product (Luxturna) has been approved by the FDA in 2017. Luxturna, a one-time gene therapy for an inherited retinal disease, is the first gene therapy that has ever been approved by the FDA.

Further clinical assets include: SPK-8011, an investigational gene therapy for haemophilia A, SPK-8016, an investigational gene therapy for haemophilia A with inhibitors, SPK-9001, an investigational gene therapy for haemophilia B, or factor IX deficiency and SPK-7001, an investigational gene therapy for the potential treatment of choroideremia. Spark Therapeutics expects to enter the clinic with SPK-3006, an investigational gene therapy for the potential treatment of Pompe disease and SPK-1001, an investigational gene therapy for the potential treatment for a CLN2 disease, a form of Batten disease during 2019. Earlier pre-clinical programs include gene therapies for the potential treatment of Huntington's disease and Stargardt disease as well as three undisclosed clinical assets.

33.	With gene therapy being curative, what space do you think Hemlibra can occupy? Are you thinking about combination therapy?

We believe both therapies will have a place within the haemophilia market. Hemlibra is available for a broader patient population, whereas SPK-8011 is being investigated for adult patients with severe or moderate haemophilia, who have not had experience with inhibitors, or have active inhibitors to factor VIII. Investigational therapy SPK-8016 will be explored in the inhibitor patient segment once it has successfully passed Ph1/2 studies in non-inhibitor patients.

~~34.~~	What impact will a gene therapy for Huntington’s Disease have on Roche’s own molecule for the disease?

It is too early to predict if gene therapies will be successful for Huntington’s disease. The most advanced programs are just entering the clinic this year (Uniqure).

35.	Why are you having a gene therapy in Huntington’s Disease when you already have a antisense oligonucleotides (ASO) to treat Huntington’s Disease? Do you not have confidence in your ASO program?

We believe in having a multitude of modalities to tackle hard to treat diseases and are dedicated to doing what’s best for patients. We always strive to have access to multiple modalities to optimize patient care.

36.	What is Roche’s position with bringing in a gene therapy that potentially is a competitor to the antisense oligonucleotides program?

We believe in having a multitude of modalities to tackle hard to treat diseases and are dedicated to doing what’s best for patients. We always strive to have access to multiple modalities to optimize patient care.

37.	What is the general impact of upcoming gene therapies on the rare disease market?

We believe gene therapies will be an important treatment option in the future for patients that suffer from inherited genetic disorders.

38.	What is Luxturna?

LUXTURNA® (voretigene neparvovec-rzyl)is the first FDA approved gene therapy for a genetic disease. Luxturna is a one-time gene therapy product indicated for the treatment of patients with confirmed biallelic RPE65 mutation-associated retinal dystrophy

39.	What is the price of Luxturna?

Luxturna is currently approved in the U.S. and Europe. In the U.S., the price of Luxturna is $850,000 USD per injection or $425,000 per eye. The price in Europe is being set by Novartis, who is responsible for marketing Luxturna in Europe.

40.	Who markets Luxturna?

Luxturna is currently approved in the U.S. and Europe. In the U.S., Spark Therapeutics is responsible for marketing Luxturna and Novartis is responsible for marketing Luxturna in Europe.

41.	How does Spark Therapeutics’ product pipeline fit within Roche's portfolio?

We share a common interest in bringing novel therapies to patients that suffer from rare genetic diseases such as haemophilia, CNS and ophthalmic disorders. In addition, we see potential in exploring larger indications within ophthalmology and CNS.

42.	You are late to the game in gene therapy. Why have you changed your mind and why are you investing now in the technology?

Roche has been active within gene therapies since we entered the strategic collaboration with 4D Molecular Therapeutics. We view gene therapies as an emerging novel modality that can provide new treatment options for patients.

43.	What is the potential of gene therapy?

Gene therapy holds potential to treat previously untreated diseases and replace existing therapies with more convenient and effective one-time dosing regimens.

44.	Two key competitors, Novartis and Pfizer, have partnerships with Spark Therapeutics. What's the impact of the merger agreement for these partnerships?

We expect that the partnerships will continue without any impact from the merger agreement.

HR matters

45.	Is Spark Therapeutics going to be retained as independent legal entity?

It is our intention to keep Spark Therapeutics as a separate company based out of Philadelphia.

46.	How many jobs will you cut at Spark Therapeutics, what cost synergies do you want to realize?

This transaction is not about cost synergies. Our acquisition of Spark Therapeutics is a long-term commitment to develop innovative gene therapies and we expect to invest and grow this commitment in the future. The principal short-term focus of this transaction is the growth opportunity we see in a successful approval and launch of SPK-8011 globally and the positive impact on our rare disease franchise, not job cuts or cost synergies.

47.	How will you address the disruption this will cause to Spark Therapeutics staff?

While we recognize that any transaction such as this is disruptive to staff, our ultimate aim is to minimize the uncertainty for Spark Therapeutics employees. We have a history of respecting the corporate cultures and the people that we have brought into the Roche Group. Our goal is to create an environment that brings out the best in people, and we want to provide a great place for Spark Therapeutics employees to work.

48.	What will you do to retain Spark Therapeutics employees?

The clear focus post-acquisition is to protect the innovative spirit and ensure the continued progress of gene therapy research and development at Spark Therapeutics.

Tender offer / shareholder squeeze-out

49.	Please describe the details of the transaction. What are the conditions for a public tender offer in the United States? What are the timelines?

The closing of the tender offer will be subject to a majority of Spark Therapeutics’ outstanding shares being tendered in the tender offer and other customary closing conditions for a transaction of this nature. Promptly following completion of the tender offer, Roche will acquire all remaining shares at the same price per share through a second step merger. The closing of the transaction is expected to take place in the first half of 2019.

50.	Will you increase your price?

Our offer price is full and fair. The merger agreement has been approved unanimously by Spark Therapeutics’ Board of Directors, and Spark Therapeutics’ Board of Directors has unanimously agreed to recommend it to its shareholders.

51.	What is Spark Therapeutics’ shareholder structure like?

Spark Therapeutics is publicly listed on the NASDAQ under the ticker ONCE with no individual shareholder owning more than 15%.

52.	Have you spoken to the key shareholders of Spark Therapeutics? Are they willing to tender their shares?

In line with Spark Therapeutics’ leadership team’s support for this transaction, all directors of Spark Therapeutics have entered into customary Tender and Support Agreements, thereby irrevocably committing to tender their shares in the offer, subject to customary exceptions in the event the Spark Therapeutics Board of Directors changes its recommendation with respect to the transaction. We have not spoken to other Spark Therapeutics shareholders. However, we are confident that we are presenting them an attractive offer and that they will tender their shares to us.

53.	How long do you expect the tender offer to last? By when shall it be concluded?

The transaction is expected to close in the first half of 2019.

54.	Will a squeeze-out follow the public takeover offer? How many shares need to be in Roche’s possession for a squeeze-out to happen?

The squeeze out will be effected promptly after the closing of the tender offer. It requires that a majority of the outstanding Spark Therapeutics’ shares have been tendered in the offer.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING, AMONG OTHER THINGS, THE EXPECTED CONSUMMATION OF THE TRANSACTION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING  THE SATISFACTION OF CLOSING CONDITIONS FOR THE TRANSACTION, INCLUDING REGULATORY APPROVAL, THE TENDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF SPARK THERAPEUTICS, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED, AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN SPARK THERAPEUTICS’ PUBLIC FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTIONS OF SPARK THERAPEUTICS’ ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2017 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY ROCHE AND ITS ACQUISITION SUBSIDIARY AND THE SOLICITATION/RECOMMENDATION TO BE FILED BY SPARK THERAPEUTICS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ROCHE AND SPARK THERAPEUTICS DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE OF THIS DOCUMENT.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF SPARK THERAPEUTICS HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SPARK THERAPEUTICS COMMON STOCK. THE SOLICITATION AND OFFER TO BUY SPARK THERAPEUTICS COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE AND ITS ACQUISITION SUBSIDIARY WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, SPARK THERAPEUTICS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND SPARK THERAPEUTICS WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY SPARK THERAPEUTICS AT WWW.SPARKTX.COM.